MANAGEMENT DISCUSSION & ANALYSIS

The date of this Management Discussion and Analysis (“MD&A”) is October 29, 2008, for the year ended July 31, 2008 and should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the years ended July 31, 2008 and 2007.

Forward Looking Statements
Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, permit tenure, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, investments, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Business
Trans-Orient Petroleum Ltd. is a Vancouver, British Columbia, Canada based company. The Company’s operating strategy is focused on its international oil and gas exploration operations through its 100% interests in PEP 38348 and PEP 38349 that consist of 2,163,902 net acres of lightly explored land located in New Zealand’s East Coast Basin.

Trans-Orient’s business plan is focussed on conventional and unconventional oil and gas prospects located in the East Coast Basin of New Zealand. The Company’s short and long term goals to aggressively explore both the conventional and unconventional opportunities in New Zealand remain unchanged at this stage, the Company’s capital program is flexible and can be modified at any time to address prevailing economic conditions. The Company will remain focused on achieving the stated objectives, but will also be prudent and proactive to maintain a strong balance sheet and carefully manage the capital requirements of early stage exploration.

The Company’s present exploration strategy can be divided into three opportunities; a shallow (less than 500m) early cash flow oil opportunity, a conventional Miocene-aged oil and gas exploration program, and an unconventional fractured oil-shale opportunity. Leveraging each phase of exploration will allow the Company the greatest opportunity to continue funding our exploration plans.

Petroleum Property Activities and Capital Expenditures for the year ended July 31, 2008

During the year ended July 31, 2008 the Company incurred $1,236,676 (2007: $204,181) worth of expenditures on its oil and gas properties primarily related to acquiring more than 50 kms of 2-D seismic.

The acquisition of more than 50 kilometer’s of 2-D seismic during fiscal 2008, in combination with certain additional geological and geophysical studies, has completed the Company’s second year work program on PEP’s 38348 and 38349. and the seismic data is currently being interpreted to determine optimal drilling locations.

The Company has the following commitments for Capital Expenditure at July 31, 2008:

Contractual Obligations	Total	Less than One	More than One
		Year	Year
Long term debt	$-	$-	$-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	3,500,000	100,000	3,400,000
Total Contractual Obligations (2)	$3,500,000	$100,000	$3,400,000

(1)

The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration permit obligations and/or commitments at the date of this report. The Company may choose to alter the program, relinquish certain permits or farm-out its interest in permits where practical.

(2)

The Company’s total commitments include those that are required to be incurred to maintain the permit in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required.

The next term of the work program requires a minimum of 2 wells to be drilled by November 2009 at a cost of approximately $1,700,000 per well.

Selected Annual Financial Information
July 31,	2008	2007	2006

Net income (loss)	$(1,251,435)	$(1,094,810)	$381,606
Net income (loss) per share	(0.03)	(0.03)	0.02
Working capital	6,147,816	8,485,610	472,343
Total assets	9,001,098	12,418,436	2,915,621
Shareholders equity	$8,893,375	$12,352,628	$2,903,215

Results of Operations
The Company has incurred losses to date of $12,618,105 which includes a net loss for the 2008 fiscal year of $1,251,435 ($0.03 per share) compared to a loss of $1,094,810 ($0.03 per share) for the year ended July 31, 2007.

The Company’s net loss of $1,251,435 essentially consisted of General and Administrative (“G&A”) expenses of $1,340,283 (2007: $557,980) that increased when compared to the G&A costs recorded last year. The increase in G&A during 2008 was a result of the transistion from re-establishing direct explorations operations in New Zealand during the 2007 fiscal year to carrying out significant direct operations during the 2008 fiscal year. A portion of the G&A costs incurred for the 2008 fiscal year was offset by the company’s interest income of $303,857 (2007: $292,289).

The most significant increases to G&A during 2008 when compared with 2007 were:
Corporate relations and development increased by $266,436.
Director’s fees increased by $204,805.
Filing, regulatory and transfer agency fees increased by $78,807.
Office, rent and miscellaneous (“office”) increased by $47,134.
Travel, promotion and accomodation (“travel”) increased by $84,625.
Wages and benefits increased by $137,131.

Costs such as directors fees, office, travel and wages and benefits increased due to direct exploration operations while costs related to corporate relations and development and filing regulatory and transfer agency fees increased as a result of the Company’s efforts to enhance its ability in future years to attract new equity financing as well as industry partners, that will allow the Company to continue to explore its 2.2 million acres of land in coming years.

A comparative summary of G&A costs for the last three fiscal years can be found in the consolidated schedules of general and administrative expenses in the accompanying audited consolidated financial statements.

Summary of Quarterly Results

	Three Month Period Ended July 31, 2008 $	Three Month Period Ended April 30, 2008 $	Three Month Period Ended Jan. 31, 2008 $	Three Month Period Ended Oct. 31, 2007 $	Three Month Period Ended July 31, 2007 $	Three Month Period Ended April 30, 2007 $	Three Month Period Ended Jan. 31, 2007 $	Three Month Period Ended Oct. 31, 2006 $
Total Revenue	-	-	-	-	-	-	-	-
Net income (loss) for the period	(429,498)	(399,991)	(331,838)	(90,108)	(177,217)	(870,844)	(70,784)	24,035
Basic income (loss) per share	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.03)	(0.00)	0.00
Diluted income (loss) per share	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.03)	(0.00)	0.00

Please refer to the accompanying audited consolidated financial statements for further information.

Fourth Quarter 2008 Results
The Company recorded a net loss of $429,498 (2007: $177,217) for the quarter ended July 31, 2008. The fourth quarter loss consisted primarily of G&A of $377,437 (2007: $230,599) that was partially offset by interest income of $41,946 (2007: $106,772). Also during the foruthg quarter the Company recorded stock-option compensation of $32,891, directors and officers insurance of $22,786, foreign exchange of $27,034, amortization of $1,344 and a write-off of oil and gas properties amounting to $9,952 that relates to costs incurred by the Company to review new opportunities available to the Company.

During the fourth quarter the Company incurred $429,814 worth of expenditures on its oil and gas properties relating to acquisition costs of 50 kilometeres of 2-D seismic on PEP 38348 and PEP 38349. This compares to $114,865 of exploration expenditures during the comparable quarter last year.

Liquidity and Capital Resources
The Company ended the fourth quarter of the 2008 fiscal year with $6,171,793 (July 31, 2007: $8,499,720) in cash and $6,147,816 (July 31, 2007: $8,485,610) in working capital.

The Company is adequately funded to meet its capital and ongoing requirements for the next eighteen months based on the current exploration and development programs. Additional material commitments or acquisitions by the Company may require additional financing.

The Company’s only financing activity for the 2008 fiscal year was the issuance of 50,000 common shares resultant from the exercise of share purchase warrants for proceeds of $35,000.

For further information on the Company’s investments please refer to the Company’s accompanying audited consolidated interim financial statements.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company does not have any off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties
Please refer to note 6 of the accompanying audited consolidated financial statements for details of related party transactions during the year ended July 31, 2008 and to the date of this report.

Director and Officer Movements
On October 17, 2008, Mr. Alex Guidi was appointed as a Director of the Company.

On January 10, 2008 and March 17, 2008, Mr. Peter Loretto resigned as President and Chief Executive Officer, respectively and was replaced by Mr. Garth Johnson.

On January 10, 2008 Mr. Drew Cadenhead was appointed as Chief Operating Officer of the Company.and Mr. Barry MacNeil resigned as Chief Financial Officer, Corporate Sectretary and Director. Mr. Doug Lynes was appointed Chief Financial Officer and Corporate Secretary.

On June 26, 2008, Mr. David Bennett resigned as a Director and as Chairman of the Company.

Subsequent Events
Please refer to note 12 of the accompanying audited consolidated financial statements.

Recent Accounting Pronouncements and Future Changes in Accounting Policies
Please refer to note’s 2 and 3 of the accompanying audited consolidated financial statements.

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are adequate and effective to ensure accurrate and complete disclosure.

Internal Control Over Financial Reporting
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision. Such controls are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Management has designed and documented internal controls over financial reporting as at July 31, 2008. The Company has knowledgeable and competent accounting staff to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements. The relatively small number of staff makes the identification and authorization process relatively efficient and, during management’s review of the design of internal control over financial reporting, it was noted that, due to limited number of staff, it is not entirely feasible to achieve optimum segregation of incompatible duties. Management is also aware that in-house expertise to deal with complex taxation, accounting and reporting issues may not be sufficient so the Company utilizes outside professional advisors on taxation, new accounting pronouncements and complex accounting and reporting issues where it feels it is necessary to do so, which is common in companies of similar size. These identified weaknesses may result in the possiblility that a material misstatement may not be detected or prevented. Management and the Board of Directors work to mitigate risks of material misstatement through review and approval of material activities relating to the Company and the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting.

It should be noted that management does not expect that internal controls over financial reporting and dislcosure controls and procedures would prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Business Risks and Uncertainties
The Company, like all companies in the international oil and gas sector, is exposed to a variety of risks both through its directly held exploration acreage and through its shareholdings of operating oil and gas companies. These risks include but are not limited to title to oil and gas interests, the uncertainty of finding and acquiring reserves, funding and developing those reserves and finding storage and markets for them. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The oil and gas industry is intensely competitive and the Company must compete against companies that have larger technical and financial resources. The Company works to mitigate these risks by evaluating opportunities for acceptable funding, considering farm-out opportunities that are available to the Company, operating in politically stable countries, aligning itself with joint venture partners with significant international experience and by employing highly skilled personnel. The oil and gas industry is subject to extensive and varying environmental regulations imposed by governments relating to the protection of the environment and the Company is committed to operate safely and in an envoironmentally sensitive manner in all operations.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	SUBSIDIARY

Garth Johnson, CGA	DLJ Management Corp.
President, CEO, Director	Orient Petroleum (NZ) Limited
Vancouver, British Columbia	Orient Petroleum (PNG) Limited
Eastern Petroleum (NZ) Limited
Doug Lynes, CA
Secretary, CFO,	LEGAL COUNSEL
Vancouver, British Columbia
McCullough O’Connor Irwin LLP
Drew Cadenhead, B.Sc.,	Vancouver, British Columbia
COO
Vancouver, British Columbia	Bell Gully
Wellington, New Zealand
Peter Loretto, MBA (1)
Vancouver, British Columbia	AUDITORS

Michael Hart	DeVisser Gray LLP
Vancouver, British Columbia (1)	Chartered Accountants
Vancouver, British Columbia
Alex P. Guidi (1)
Vancouver, British Columbia	REGISTRAR AND TRANSFER AGENT

(1) Member of audit committee	Computershare Investor Services Inc.
9th Floor, University Avenue
CORPORATE OFFICE	Toronto, Ontario
Canada M5J 2Y1
999 Canada Place	Telephone: 1-800-564-6253
World Trade Center Suite 404	Facsimile: 1-866-249-7775
Vancouver, BC, Canada V6C 3E2	Email: service@computershare.com
Telephone: 1-604-682-6496
Facsimile: 1-604-682-1174	SHARE LISTING

SHAREHOLDER RELATIONS	OTCBB: TOPLF

Telephone: 604-682-6496	ANNUAL GENERAL MEETING
Facsimile: 604-682-1174
The annual general meeting will be held
BANKERS	on January 23, 2009 at the offices
of McCullough, O’connor Irwin, LLP
Bank of Montreal	Suite 1100, 888 Dunsmuir Street
Vancouver, British Columbia	Vancouver, B.C V6C 3K4. at 10:00am.

SHARE CAPITAL

At October 29, 2008 there are 36,595,225
shares issued and outstanding. (Fully
diluted 38,717,725)